EXHIBIT 99.1

Prosensa Announces Regulatory Path Forward for Drisapersen as a Potential Treatment for DMD

Plans to Submit a New Drug Application to the FDA this Year; Dialogue with EMA continues with intent to seek approval

Leiden, The Netherlands, June 3, 2014 (GLOBE NEWSWIRE) -- Prosensa Holding N.V. (NASDAQ: RNA) the Dutch biopharmaceutical company focusing on rare diseases with a high unmet medical need, today announced that the United States Food and Drug Administration (FDA) has outlined a regulatory path forward, under an accelerated approval pathway, for drisapersen, the Company's lead program for the potential treatment of Duchenne Muscular Dystrophy (DMD). In addition, the company has been interacting with the European Medicines Agency (EMA) and based on these interactions intends to file in Europe as well.

Following the positive feedback from the FDA, Prosensa has confirmed that it will pursue a New Drug Application (NDA) filing for drisapersen with the FDA, under an accelerated approval pathway based on existing data. The company plans to submit a file later this year and will commit to the initiation of two confirmatory post-approval studies. "Given the urgent need to find effective therapies for boys afflicted with this devastating disease, we could not be more pleased with this favorable outcome and with the regulatory authorities' willingness to advance investigational products for the treatment of DMD" said Hans Schikan, Chief Executive Officer of Prosensa.

"We have been diligently preparing for multiple scenarios since acquiring the rights back from GSK in January and completing our more detailed analysis of the drisapersen dataset. The progress announced today is remarkable news for boys and their families, and we remain dedicated to enabling long term patient access to drisapersen and our follow-on products as novel treatments for DMD" he said.

The FDA has outlined the following approaches for confirmatory trials, which the Company is urged to initiate both as soon as possible, as quoted from the guidance letter:

1.       "A historically-controlled trial might be acceptable to confirm clinical benefit following accelerated approval. We note that a historically-controlled study is likely to provide interpretable evidence of efficacy only if the beneficial effect of drisapersen is large, by clearly showing that performance is better in drisapersen-treated subjects than could be reasonably expected, based on knowledge of the natural history of the disease. The effect size would have to be sufficient to overcome the uncertainty inherent in historically controlled trials, and motivational factors that can affect the results.

2.       A randomized, placebo-controlled trial of another exon-skipping drug with a similar mechanism of action, directed at a different exon (e.g., PRO044 or PRO045), with demonstration of a correlation between dystrophin protein production and definitive clinical benefit on 6-minute walk or another measure, could provide confirmatory evidence of drisapersen's clinical benefit if approval were based on a surrogate endpoint."

In conjunction with commencing confirmatory post-approval studies of drisapersen, Prosensa will continue with its plans to re-dose an initial cohort of boys in the third quarter of 2014 who have previously participated in clinical studies with drisapersen. Based on the guidance, one option is  to enroll a number of previously treated patients in these confirmatory studies. Moreover, Prosensa's natural history study, which has enrolled 250 patients, can serve as a historical control.

"Improved understanding of the natural history of DMD and developing effective therapies takes the commitment of pioneers such as Prosensa, and we welcome the news that the FDA is committed to accelerating the pathway for approval of drisapersen and potentially for follow-on exon-skipping therapies" said Dr. Nathalie Goemans, Head of the Neuromuscular Reference Center for Children at the University Hospitals Leuven (UHL) in Belgium and one of the key investigators in various drisapersen studies.

Prosensa has the most comprehensive pipeline of targeted RNA-based products in development for the treatment of DMD, with three other exon skipping therapies in Phase I/II clinical studies and two programs in pre-clinical development, all of which have been granted orphan drug designation in the US and EU.  Dose finding studies for PRO044 have been completed and are ongoing for PRO045 and PRO053.

Conference Call / Webcast Information

Prosensa will host a conference call on June 3, 2014 at 8:00 a.m. US Eastern Time, 2:00 p.m. Central European Time to discuss this regulatory update. In order to participate in the conference call, please dial +1-877-407-9170 (US domestic toll-free). International dial-in numbers and an audio webcast can be accessed under "Events & Presentations" through the Investors & Media section of the Prosensa corporate website at www.prosensa.com.

About Prosensa Holding N.V.

Prosensa (NASDAQ: RNA) is a Dutch biotechnology company engaged in the discovery and development of RNA-modulating therapeutics for the treatment of genetic disorders. Its primary focus is on rare neuromuscular and neurodegenerative disorders with a large unmet medical need, including Duchenne Muscular Dystrophy, Myotonic Dystrophy and Huntington's Disease.

www.prosensa.com

About drisapersen and Prosensa's clinical development pipeline

Drisapersen (previously GSK2402968/PRO051) is a targeted RNA therapy based on exon skipping technology pioneered by Prosensa. It is designed for patients who have dystrophin gene mutations amenable to an exon 51 skip, representing up to 13% of boys with DMD. Drisapersen has orphan drug status in the EU, US, Australia and Japan. In June 2013, drisapersen was granted Breakthrough Therapy designation by the US Food and Drug Administration, based on results from its Phase II Study in 2013 (DEMAND II).

The overall drisapersen clinical program comprises three double-blind, placebo-controlled studies (DEMAND II, DEMAND V and DEMAND III) and two long term open-label extension studies (DMD114673 and DEMAND IV).

In addition to drisapersen, Prosensa has three other exon skipping therapies in Phase I/II clinical studies with products designed to skip exons 44, 45 and 53 in the dystrophin gene, as well as two programs addressing 52 and 55 skips in pre-clinical development. Prosensa has been granted orphan drug designation in the EU and the US for all six of its compounds in development for the treatment of DMD.

About DMD

Duchenne Muscular Dystrophy (DMD) is a severely debilitating childhood neuromuscular disease that affects up to 1 in 3,500 live male births. This rare disease is caused by mutations in the dystrophin gene, resulting in the absence or defect of the dystrophin protein. Patients suffer from progressive loss of muscle function, often making them wheelchair bound before the age of 12. Respiratory and cardiac muscle can also be affected by the disease. Few patients survive the age of 30.

About exon skipping

The dystrophin gene is the largest gene in the body, consisting of 79 exons. Exons are small sequences of genetic code which lead to the manufacture of sections of protein. In DMD, when certain exons are mutated/deleted, the RNA cannot read the genetic code past the fault. This prevents the rest of the exons being read, resulting in a non-functional dystrophin protein and the severe symptoms of DMD.

RNA-based therapeutics, specifically antisense oligonucleotides inducing exon skipping, are currently in development for DMD. This technology uses synthetic antisense oligonucleotides to skip an exon next to a deletion and thereby correct the reading frame, enabling the production of a novel dystrophin protein.

Forward Looking Statements

This press release contains certain forward-looking statements.  All statements, other than statements of historical facts, contained in this press release, including statements regarding our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management, are forward-looking statements. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "target," "potential," "will," "would," "could," "should," "continue," and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements in this press release include statements around our exon -skipping drug candidates. Actual results may differ materially from those projected or implied in such forward-looking statements.  Such forward-looking information involves risks and uncertainties that could significantly affect expected results.  These risks and uncertainties are discussed in the Company's SEC filings, including, but not limited to, the Company's Form 6-K containing this press release and certain sections of the Company's annual report on Form 20-F. In addition, any forward-looking statements represent our views only as of today and should not be relied upon as representing our views as of any subsequent date. While we may elect to update these forward-looking statements at some point in the future, we specifically disclaim any obligation to do so, even if our views change.

CONTACT: Prosensa Holding N.V.
         Celia Economides, Senior Director IR & Corporate Communications
         Phone: +1 917 941 9059
         Email: c.economides@prosensa.nl